Exhibit 12
WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2016	2015
Earnings available to cover fixed charges:
Income before income taxes	$407	$444
Less: Income from equity investees	1	1
	406	443
Plus: Fixed charges	118	109
Amortization of capitalized interest	3	2
Less: Capitalized interest	3	4
Earnings available to cover fixed charges	$524	$550
Fixed charges (*):
Interest	$104	$92
Capitalized interest	3	4
Interest portion of rental expense	11	13
Total fixed charges	$118	$109
Ratio of earnings to fixed charges	4.44x	5.05x

(*)
Consists of interest expense on all indebtedness (including costs related to the amortization of deferred financing costs), capitalized interest and the portion of operating lease rental expense that is representative of the interest factor.

* * *